Exhibit (a)(24)

Contact:    Mark Greenberg
            (973) 455-5445


       ALLIEDSIGNAL WILL SUE TO BLOCK LATEST AMP "POISON PILL" TACTIC


     MORRIS TOWNSHIP, New Jersey, August 24, 1998 - AlliedSignal Inc. (NYSE: ALD) today stated that it shortly will add to its existing lawsuit against AMP (NYSE: AMP) a request for the court to reverse the amendments to AMP's poison pill announced by AMP on Friday, August 21.

     Peter M. Kreindler, Senior Vice President, General Counsel and Secretary of AlliedSignal, said, "The action taken by AMP's board has two purposes: to entrench the AMP board and management; and, if AMP shareowners elect our nominees to the board, to disenfranchise AMP shareowners through November 1999 by making it impossible for the board to accept any offer, friendly or unfriendly, to acquire AMP, no matter how high the price. AMP shareowners should not be denied the right to elect directors who can carry out their wishes.

     "We are not aware of any other company that has put such abusive provisions into a rights plan in the face of an all-cash tender offer for all shares," said Kreindler.

     On August 4, AlliedSignal filed suit in the U.S. District Court for the Eastern District of Pennsylvania which, among other things, challenged the legality of the "dead-hand" provision of AMP's poison pill. The amended AMP poison pill would prevent the AMP board from redeeming its poison pill at any time after a new majority of directors has been elected by AMP shareowners. AlliedSignal has filed with the SEC a consent solicitation that would enable AMP shareowners to elect 17 new directors to AMP's board. Subject to their fiduciary duties to AMP shareowners, these directors would be committed to negotiating a sale of AMP to AlliedSignal.

     In response to AMP's lawsuit announced this morning, Kreindler said, "AMP's suit is entirely without merit. It amounts to nothing more than another ill-conceived stalling tactic designed to prevent AMP shareowners from being allowed to decide for themselves whether to accept our $44.50 per share cash offer, which represents a 55% premium over AMP's price before our offer was announced."

     Based in Morris Township, New Jersey, AlliedSignal Inc. is an advanced technology and manufacturing company serving customers worldwide with aerospace and automotive products, chemicals, fibers, plastics and advanced materials. Its 1997 sales were $14.5 billion. The company, a component of the Dow Jones Industrial Average, employs 70,500 people at 300 facilities in 40 countries. Fortune magazine recently named the company to its lists of the "Most Admired Companies" and "100 Best Companies To Work For." Information about AlliedSignal is available on the Internet at http://www.alliedsignal.com/.

                CERTAIN INFORMATION CONCERNING PARTICIPANTS

     AlliedSignal Inc. ("AlliedSignal"), PMA Acquisition Corporation ("Acquisition Subsidiary") and certain other persons named below may solicit the consent of shareholders (a) to elect seventeen nominees (the "Nominees") as directors of AMP Incorporated ("AMP") pursuant to a shareholder action by written consent (the "Consent Solicitation") and (b) in favor of the adoption of three proposals to amend the By-laws of AMP. The participants in this solicitation may include the directors of AlliedSignal (Hans W. Becherer, Lawrence A. Bossidy (Chairman of the Board and Chief Executive Officer), Ann M. Fudge, Paul X. Kelley, Robert P. Luciano, Robert B. Palmer, Russell E. Palmer, Frederic M. Poses (President and Chief Operating Officer), Ivan G. Seidenberg, Andrew C. Sigler, John R. Stafford, Thomas P. Stafford, Robert C. Winters and Henry T. Yang), each of whom is a Nominee; and the following executive officers and employees of
AlliedSignal: Peter M. Kreindler (Senior Vice President, General Counsel and Secretary), Donald J. Redlinger (Senior Vice President-Human Resources and Communications), and Richard F. Wallman (Senior Vice President and Chief Financial Officer), each of whom is a Nominee, and Robert F. Friel (Vice President and Treasurer), John W. Gamble, Jr. (Assistant Treasurer), John L. Stauch (Director, Investor Relations), Robert J. Buckley (Manager, Investor Relations), G. Peter D'Aloia (Vice President, Planning & Development) and James V. Gelly (Vice President, Finance, Aerospace Marketing, Sales & Service).

     As of the date of this communication, AlliedSignal is the beneficial owner of 100 shares of Common Stock without par value of AMP. Other than set forth herein, as of the date of this communication, neither AlliedSignal, Acquisition Subsidiary nor any of their respective directors, executive officers or other representatives or employees of AlliedSignal, any Nominees or other persons known to AlliedSignal who may solicit proxies has any security holdings in AMP. AlliedSignal disclaims beneficial ownership of any securities of AMP held by any pension plan or other employee benefits plan of AlliedSignal or by any affiliate of AlliedSignal.

     Although neither Lazard Freres & Co. LLC ("Lazard Freres") nor Goldman, Sachs & Co. ("Goldman Sachs"), the financial advisors to AlliedSignal, admits that it or any of its members, partners, directors, officers, employees or affiliates is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934 by the Securities and Exchange Commission, or that Schedule 14A requires the disclosure of certain information concerning Lazard Freres or Goldman Sachs, Steven J. Golub and Mark T. McMaster (each a Managing Director) and Yasushi Hatakeyama (a Director) of Lazard Freres, and Robert S. Harrison and Wayne
L. Moore (each a Managing Director) and Peter Gross and Peter Labbat (each a Vice President) of Goldman Sachs, may assist AlliedSignal in the solicitation of consents of shareholders. Both Lazard Freres and Goldman Sachs engage in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business Lazard Freres and Goldman Sachs may trade securities of AMP for its own account and the accounts of its customers, and accordingly, may at any time hold a long or short position in such securities. Lazard Freres has informed AlliedSignal that as of August 6, 1998, Lazard Freres held a net long position of approximately 20,861 shares of Common Stock of AMP, and Goldman Sachs has informed AlliedSignal that as of August 7, 1998, Goldman Sachs held a net long position of approximately 800,000 shares of Common Stock of AMP.

     Except as disclosed above, to the knowledge of AlliedSignal, none of AlliedSignal, the directors or executive officers of AlliedSignal, the employees or other representatives of AlliedSignal or the Nominees named above has any interest, direct or indirect, by security holding or otherwise, in AMP.


8/24/98